                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2000

                                      OR

                [_] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7182

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Merrill Lynch & Co., Inc.
                           4 World Financial Center
                             New York, N.Y. 10080

     Financial Statements and Exhibits
     ---------------------------------

(a) Financial Statements for the Years Ended December 31, 2000 and 1999, Supplemental Schedule for the Year ended December 31, 2000, and Independent Auditors' Report.

     The financial statements required to be filed hereunder appear commencing at page 2 hereof.

(b)  Exhibits

     (23) Consent of Independent Public Accountants (following financial statements).

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Merrill Lynch & Co., Inc.
                                    401(k) Savings & Investment Plan

Date: June 27, 2001                 By: /s/ THOMAS A. PANEBIANCO, JR.
                                        -----------------------------
                                        Thomas A. Panebianco, Jr.
                                        Vice President, Merrill Lynch Trust
                                        Company, Trustee

Merrill Lynch & Co., Inc.
401(k) Savings & Investment Plan

Independent Auditors' Report

Financial Statements
Years Ended December 31, 2000 and 1999
Supplemental Schedule
Year Ended December 31, 2000

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page
INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2000 AND 1999:

  Statements of Net Assets Available for Benefits                              2

  Statements of Changes in Net Assets Available for Benefits                   3

  Notes to Financial Statements                                              4-7

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
  DECEMBER 31, 2000                                                         8-10

INDEPENDENT AUDITORS' REPORT


Trustees of the Merrill Lynch & Co., Inc.
401(k) Savings & Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP

June 20, 2001

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                          2000                     1999
ASSETS:
  Investments, at market value:
    Common stock                                                      $1,369,830,999        $   908,970,905
    Funds and trusts                                                   2,147,468,561          2,077,604,717
                                                                      --------------        ---------------

           Total investments                                           3,517,299,560          2,986,575,622

  Cash                                                                     8,607,408              8,296,086
  Net receivable for pending transactions and accrued income               5,849,574              2,704,310
  Loans receivable                                                        55,649,908                228,819
  Employer contributions receivable                                          989,508                689,698
  Employee contributions receivable                                        5,830,087              4,157,214
                                                                      --------------        ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                     $3,594,226,045        $ 3,002,651,749
                                                                      ==============        ===============

See notes to financial statements.

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                          2000                      1999
ADDITIONS:
  Investment income:
    Net appreciation in fair value of investments                    $ 259,882,686          $ 339,502,381
    Dividends and interest                                             232,267,793            146,267,979
                                                                    --------------        ---------------

           Total investment income                                     492,150,479            485,770,360


  Contributions to the Plan by the Company                              50,995,487             34,983,944
  Contributions to the Plan by the employees                           274,709,994            229,694,083
  Rollovers from other qualified plans                                  15,611,215              2,974,701
  Transfers from other qualified plan                                    1,136,764                      -
  Other                                                                    901,602                      -
                                                                    --------------        ---------------

           Total additions                                             835,505,541            753,423,088
                                                                    --------------        ---------------


DEDUCTIONS:
  Disbursements of benefits to beneficiaries or employees              243,906,096            189,148,141
  Administrative expenses                                                   25,149                 84,081
                                                                    --------------         --------------

           Total deductions                                            243,931,245            189,232,222
                                                                    --------------        ---------------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                      591,574,296            564,190,866


NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  3,002,651,749          2,438,460,883
                                                                    --------------        ---------------

  End of year                                                       $3,594,226,045         $3,002,651,749
                                                                    ==============        ===============


See notes to financial statements.

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

    The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.

    The Plan was adopted on April 23, 1987 and commenced activities on October 1, 1987. The purpose of the Plan is to encourage employees to save for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Effective July 1, 2000, qualifying employees no longer have to complete one year of service to participate in the 401(k) plan. During 1999 and the first half of 2000, qualifying employees could elect to participate in the Plan as of the first day of the month following 12 months of employment or the first day of any month thereafter.

    Each Participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% through 15% of such Participant's Eligible Compensation for each pay period up to an annual maximum of $10,500 for 2000 and $10,000 for 1999 (subject to certain exceptions described in the Plan). A Participant can elect to change the rate at which his/her contribution is determined at any time during the year.

    Effective January 1, 2000, after one year of service, the Company matches half of the first 6% of Eligible Compensation that the individual contributes, up to an annual maximum Company contribution of $2,000. During 1999, the Company made contributions, up to an annual maximum of $1,500, in an amount equal to 50% of the first 4% of Eligible Compensation contributed by a Participant during the year. No Employer contributions are made for any calendar year for Employees who participate at any time during such calendar year in the Company's Employee Stock Purchase Plan.

    Participants are always 100% vested in contributions to the Plan made from their Eligible Compensation and in amounts rolled over from a former employer's qualified retirement plan.

    Participants who terminate employment become vested in Employer contributions and earnings based on completed Years of Service: 1 Year of Service - 20% vested; 2 Years of Service - 40% vested; 3 Years of Service-60% vested; 4 Years of Service - 80% vested; and 5 Years of Service -100% vested. Participants are 100% vested in Employer contributions when they attain age 65 or terminate employment because of death.

    The Plan permits withdrawals and loans relating to contributions and earnings under certain conditions which are in accordance with the Internal Revenue Code and the regulations thereunder.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Purchases and sales of investments are recorded on a trade date basis. All other accounting records of the Plan are maintained on an accrual basis.

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    The accompanying financial statements do not include any investments in VOCON and Deferred Profit Sharing Accounts, which are self-directed accounts that were transferred into the Plan for administrative convenience only.

    The cost of security investments is based on the average cost method for individual securities. Quoted market values of security investments are based on the last sale price (if traded on the last business day in December), the prevailing bid price, or the prevailing net asset value at the close of trading on the last business day in December.

3.  INVESTMENTS

    The Administrative Committee has the authority to designate Investment Funds for the investment of accounts other than VOCON and Deferred Profit Sharing Accounts, to determine which accounts can be self-directed and to establish rules and procedures with respect to investment funds and self-directed accounts.

    All contributions to the Plan may be allocated by the Participant among the investments designated by the Administrative Committee.

    At December 31, 2000, there were 87 investment options available in the Plan. This includes 7 core investment options and 80 non-core investment options including Merrill Lynch & Co., Inc. common stock.

    During 2000 and 1999, the Plan's investments (including investments bought, sold and held during each year) appreciated (depreciated) in value as follows:

                                                    2000                1999

       Net change in fair value of investments:
        Common stock                            $568,179,612        $176,318,348
        Funds and trusts                        (308,296,926)        163,184,033
                                                -------------       ------------

                                                $259,882,686        $339,502,381
                                                ============        ============


    The value of individual investments that represent 5% or more of the Plan's net assets at December 31 are as follows:



                                                         December 31,
                                                  2000                 1999

       Merrill Lynch & Co., Inc.*           $1,369,830,999         $ 908,970,905
       Merrill Lynch*:
        Basic Value Fund                       400,521,705           455,307,626
        Balanced Capital Fund**                164,803,697           196,724,044
        Equity Index Trust**                   152,137,035           166,620,802
        Retirement Reserves                    180,257,616           169,977,458


       * Party-in-interest as defined by ERISA.
       ** Less than 5% of the Plan's net assets at December 31, 2000.


4.  ADMINISTRATIVE EXPENSES

    Plan expenses, including expenses of the Administrative Committee and Trustee, to the extent not paid by the Plan, are paid by the Company.

5.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

6.  TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated July 13, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.  DIVESTITURE OF PLAN ASSETS

    As a result of the recapitalization of Lender's Service, Inc. ("LSI"), certain employees of LSI no longer qualify as active participants under the Plan. The vested account balances for those employees under the Plan, totaling $1,645,585, were transferred to a trust established under LSI's 401(k) Plan in January of 1999. The transferred assets are included in disbursements of benefits to beneficiaries or employees.

8.  PLAN MERGER

    On March 24, 2000, the Mercury Asset Management International Ltd. 401(k) Retirement Plan of Mercury Asset Management International Ltd. was merged with the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan. Assets totaling $1,136,764 were transferred to the Trust established under the Plan.



                                    ******

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                                        Number of                   Market
                        Description                                      Shares                      Value
COMMON STOCK:
  Merrill Lynch & Co., Inc.*                                           20,089,327.8659         $  1,369,830,999

FUNDS AND TRUSTS:
GSIF U.S. Gov. Zero Coupon Bond Series 3 - Various Trusts:
  2004 Trust Zero Coupon                                                  115,760.2340                9,895,532
  2009 Trust Zero Coupon                                                  503,733.2574               33,081,674
  2014 Trust Zero Coupon                                                  294,633.3807               14,484,177


Merrill Lynch*:
  Aggregate Bond Index Trust                                               92,170.7301                1,130,935
  Balanced Capital Fund Class A                                         5,426,529.3819              164,803,697
  Basic Value Fund                                                     12,203,586.3827              400,521,705
  Convertible Fund Class A                                                      0.3630                        4
  Bond Fund, Inc. - Core Bond Portfolio Class A                         3,918,066.1562               42,706,921
  Corporate Bond Fund, Inc. - High Income Portfolio Class A             4,826,773.0736               25,774,968
  Bond Fund, Inc. - Intermediate Portfolio Class A                        730,339.9686                8,143,291
  Developing Capital Markets Fund Class A                                 173,171.6056                1,759,424
  Disciplined Equity Fund Class A                                           8,872.6361                   98,398
  Dragon Fund Class A                                                     721,802.1623                5,954,868
  Emerging Markets Debt Fund A                                             68,318.6875                  417,427
  Equity Income Fund Class A                                              226,847.1373                2,901,375
  Equity Index Trust 3                                                  1,616,930.9699              152,137,035
  Euro Fund Class A                                                     2,114,571.7829               32,268,365
  Focus Twenty Fund Class A                                             3,161,122.4161               20,484,073
  Focus Value Fund Class A                                              1,228,761.3730               13,786,703
  Fundamental Growth Fund Class A                                       6,252,438.4751              140,492,293
  Global Allocation Fund Class A                                       10,793,526.9149              141,611,073
  Global Bond Fund for Investment & Retirement Class A                    111,866.3383                  909,473
  Global Growth Fund Class A                                            3,495,171.2561               44,598,385
  Global Small Cap Fund Class A                                         1,047,827.5802               20,202,116
  Global Technology Fund Class A                                        7,904,171.7525              123,937,413
  Global Value Fund Class A                                             2,209,159.3856               28,674,889
  Growth Fund Class A                                                   4,075,666.4308               84,733,105
  Healthcare Fund Class A                                               4,719,205.7109               34,355,818
  International Equity Fund Class A                                       105,902.2619                1,045,255
  International Index Trust                                               372,885.3120                5,112,258
  Internet Strategies Fund Class A                                        501,263.9670                2,035,132
  Large Cap Core Fund Class A                                             413,685.5124                4,323,014
  Large Cap Growth Fund Class A                                           325,987.3811                2,986,044
  Large Cap Value Fund Class A                                            312,820.6357                3,619,335
  Latin America Fund                                                      177,148.5355                2,432,249
  Merrill Lynch Global Financial Services Class A                          37,756.9911                  465,166
  Mid-Cap Value Fund A                                                     45,005.0053                  651,672
  Natural Resources Trust Fund A                                          250,270.0403                5,275,692

                                                                  (Continued)

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
--------------------------------------------------------------------------------


                     Description                                     Shares                 Value

FUNDS AND TRUSTS (continued):
     Pacific Fund Class A                                        2,007,736.9829         $ 40,355,513
     Premier Growth Fund Class A                                    80,274.7180              508,139
     Real Estate Fund Class A                                      351,849.1363            2,730,349
     Retirement Preservation Trust                             120,506,168.1665          120,506,168
     Retirement Reserves Money Fund                            180,257,616.2189          180,257,616
     Select Ten Retirement Portfolio 2000                       16,907,741.4290           20,603,266
     Short-Term U.S. Government Fund Class A                        46,749.1399              441,779
     Small Cap Index Trust                                         591,599.4212            6,750,149
     Small Cap Value Fund Class A                                2,077,441.7400           40,800,956
     U.S. Government Mortgage Fund Class A                          74,058.9710              720,594
     U.S. High Yield Fund Class A                                   34,370.2662              229,250
     Utilities & Telecommunications Fund Class A                   486,302.1625            5,699,461
     World Income Fund Class A                                      59,386.0693              342,064

Mercury *:
     Gold & Mining Class I                                          19,208.1186              159,235
     Global Balanced Fund Class I                                      750.1676                7,307
     Global Holdings Fund Class I                                  405,969.7824            3,795,817
     Growth Opportunity Fund Class I                                15,337.1144              271,927
     HW International Value Fund Class I                           298,436.6956            7,335,574
     HW Balanced Investor                                           18,606.4207              322,635
     HW Global Value Fund                                           45,064.3555              456,502
     HW Mid-Cap Value Fund Class I                                 331,325.8869            5,062,660
     HW Large Cap Value Fund Class I                                79,849.6663            1,237,670
     HW Small Cap Value Fund                                       292,659.2783            6,356,560
     Large Cap Growth Fund Class I                                     221.9562                1,824
     Low Duration Fund                                              63,616.0622              624,074
     International Fund                                            847,987.0505            9,031,062
     Pan European Growth Fund Class I                              533,795.6446            5,898,442
     QA International Fund Class I                                   4,358.7427               38,880
     QA Large Cap Core Fund Class I                                 16,671.2597              141,372
     QA Large Cap Growth Fund Class I                               17,543.1278              132,977
     QA Large Cap Value Fund Class I                                 1,662.4111               16,342
     QA Mid Cap Fund Class I                                        30,149.3229              307,825
     QA Small Cap Fund Class I                                       5,469.5471               55,461
     QA Strategy All Equity Fund Class I                            16,826.6760              148,411
     QA Strategy Growth & Income Fund Class I                          654.7059                6,108
     QA Strategy Long-Term Growth Fund                              31,990.0469              288,870
     Select Growth Fund Class I                                     15,939.1176              225,539
     Short-Term Investment Fund Class I                             40,710.0170              401,401
     Total Return Bond Fund                                        136,204.0808            1,709,361
     U.S. Government Securities Fund I                              11,198.1179              115,901
     U.S. Large Cap Fund Clas I                                      9,142.0476               91,055
     U.S. Small Cap Growth Fund                                     34,968.3622              433,258

                                                                     (Continued)

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                               Number of            Market
                        Description             Shares              Value

FUNDS AND TRUSTS (continued):

  Other:
      AIM International Equity Fund            1,089,456.5485    $    20,906,671
      Alliance Quasar Fund Class A               335,641.0439          7,897,634
      Blackrock Small Capital Growth           1,761,623.2341         33,735,085
      Ivy International Fund Class A             171,488.8281          4,493,007
      MFS Research Fund                        1,482,178.7529         35,542,646
      Munder Multi-Season Growth                 140,754.8773          2,463,210
                                                                 ---------------

           Total Funds and Trusts                                  2,147,468,561
                                                                 ---------------

TOTAL INVESTMENTS                                                $ 3,517,299,560
                                                                 ===============

LOANS RECEIVABLE                                                 $    55,649,908
                                                                 ===============

* Party-in-interest as defined by ERISA.

                                                                     (Concluded)